
April 18, 2014

Via E-mail
Mr. Joshua A. Kreinberg, Esq.
General Counsel and Corporate Secretary
Spark Networks, Inc.
11150 Santa Monica Boulevard, Suite 600
Los Angeles, California 90064

> **Re:** **Spark Networks, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 11, 2014**
> **File No. 001-32750**

Dear Mr. Kreinberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide the disclosure required by Item 5(b)(1)(viii) and (xii) of Schedule 14A.

Submitting Your Proxy, page 2

2.   Disclosure indicates that proxy holders will have discretionary authority with respect to the Osmium proposals, and also to adjourn the meeting. Please advise how you determined that this is consistent with Rule 14a-4(c). Note that, with respect to the second point, we do not consider adjournment to solicit additional proxies to be a matter incident to the conduct of the meeting or otherwise to be an appropriate use of discretionary authority under Rule 14a-4(c).

Solicitation of Proxies, page 5

3.   Please provide the disclosure required by Item 4(b)(3)(iii) and (4) of Schedule 14A.

Proposal No. 1 – Election of Directors, page 6

4.   Disclosure indicates that, if any of the nominees should be unable or should fail to act as a nominee because of an unexpected occurrence, the proxy may be voted for substitute nominees in the discretion of the proxy holders. As an initial matter, please advise how you determined that this is consistent with the standard set forth in Rule 14a-4(c)(5). Also, please confirm for us that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of Proxy Card

5.   Please provide your analysis as to how proposal no. 5 is consistent with Rule 14a-4(a)(3) and Rule 14a-4(b)(1), which require that security holders be afforded an opportunity to specify a choice with respect to each separate matter. The provisions regarding security holder proposals and director nominations appear to be separate matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Katherine J. Blair, Esq.
       Manatt, Phelps & Phillips, LLP